TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:						Imperial Chemical Industries PLC
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights									Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation:						Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different):						12 June 2007

6. Date on which issuer notified:						13 June 2007

7. Threshold(s) that is/are crossed or reached:						Reached 4%

8: Notified Details

A: Voting rights attached to shares
Class/type of shares If possible use
ISIN code		Situation previous to the triggering transaction		Resulting situation after the triggering transaction

Number of shares			Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights

					Direct	Indirect	Direct			Indirect

0459497 GBP1.00
Ordinary Shares	47,681,345		47,681,345	47,827,205	42,601,083	5,226,122		3.564		0.437

B: Financial Instruments
Resulting situation after the triggering transaction
No. of voting rights that may be acquired (if the
Type of financial instrument		Expiration date	Exercise/ conversion period/date		instrument exercised/converted)			Percentage of voting rights

Total (A+B)
Number of voting rights				Percentage of voting rights

		47,827,205				4.001

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

42,601,083 Shares are controlled by Scottish Widows Investment Partnership Ltd, Part of Scottish Widows Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
5,214,678 Shares are controlled by Lloyds TSB Private Banking Ltd, part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
11,444 Shares are controlled by Lloyds TSB Jersey Offshore Ltd, part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name:	Andrew Georgeson

15. Contact telephone name:	+44 (0) 1444 418127

For notes on how to complete form TR-1 please see the FSA website.